EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2014	2013
Pretax income before adjustment for income from unconsolidated subsidiaries	$21,657	$15,092
Add:
Fixed charges	3,723	5,313
Adjusted pretax income	$25,380	$20,405
Fixed charges:
Interest expense	$1,988	$2,859
Estimate of interest within rental expense	1,735	2,454
Total fixed charges	$3,723	$5,313
Ratio of earnings to fixed charges	6.8	3.8